UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

For Registration of Certain Classes of Securities

Pursuant to Section 12(b) or (g) of the

Securities Exchange Act of 1934

(Exact name of registrant as specified in its charter)

New York	14-1568099
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

2012 Route 9W

Milton, NY 12547

(845) 795-2020

(Address of Principal Executive Offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $.01 per share	The Nasdaq Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☑

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates (if applicable): Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act: Not Applicable

Item 1. Description of Registrant’s Securities To Be Registered

This registration statement relates to the registration of the Common Stock, $0.01 par value (the "Common Stock"), of Sono-Tek Corporation (“the Company”).

Common Stock

The holders of shares of Common Stock are entitled to one vote for each share held of record on all matters on which shareholders are entitled to vote. Such shareholders may not cumulate votes in the election of directors. The holders of Common Stock are entitled to receive such dividends as may lawfully be declared by the Board of Directors out of funds legally available therefor and to share pro rata in any other distribution to the holders of Common Stock. The holders of Common Stock are entitled to share ratably in the assets of the Company remaining after payment of liabilities in the event of any liquidation, dissolution or winding up of the affairs of the Company. The holders of Common Stock have no preemptive rights. There are no conversion rights, redemption or sinking fund provisions or fixed dividend rights with respect to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable.

Certain Statutory Provisions

The Company is subject to Section 912 of the New York Business Corporation Law ("Section 912"). Section 912 prohibits a publicly held New York corporation from engaging in any business combination (as defined) with any interested shareholder for a period of five years following the interested shareholder's stock acquisition date unless either the business combination or the purchase of stock is approved by the board of directors prior to the interested shareholder's stock acquisition date. The statute further provides that no business combination may occur at any time between the Company and an interested shareholder except if it is any one of the following: (1) a business combination approved by the board prior to the interested shareholder's acquisition of the stock, or the approval by the board of the interested shareholder's acquisition of the stock prior to purchase of such stock; (2) a business combination approved by the affirmative vote of the holders of a majority of the outstanding voting stock not beneficially owned by such interested shareholder or any affiliate or associate of such interested shareholder at a meeting called for such purpose no earlier than five years from the interested shareholder's stock acquisition date; or (3) a transaction that satisfies certain fair price provisions as set forth in the statute.

For purposes of Section 912 a business combination includes (i) any merger or consolidation of the Company or any subsidiary thereof with an interested shareholder or any other corporation which is, or after such transaction would be an affiliate or associate of such interested shareholder (as defined in Section 912), or (ii) any asset transaction (as specified in Section 912) with such interested shareholder or any affiliate or associate thereof having an aggregate market value equal to ten percent or more of either the aggregate market value of all the assets of the Company or the aggregate market value of the Company's outstanding stock, or an asset transaction representing ten percent or more of the consolidated net income of the Company. An interested shareholder, as defined in Section 912, generally is a person who is the beneficial owner (as defined) of twenty percent or more of the Company's outstanding voting stock.

The Company is also subject to Section 630 of the New York Business Corporation Law ("Section 630"). Section 630 provides, among other things, that the ten largest shareholders, as determined by the fair value of their beneficial interest as of the beginning of the period during which the unpaid services referred to in Section 630 are performed, of every corporation, no shares of which are listed on a national securities exchange or regularly quoted in an over-the-counter market by one or more members of a national or an affiliated securities association, shall jointly and severally be personally liable for all debts, wages, or salaries (as defined in Section 630) due and owing to any of its laborers, servants or employees other than contractors, for services performed by them for such corporation. The Company's Common stock is being listed for trading on The Nasdaq Stock Market LLC and it has previously been traded in the over-the-counter market through the OTCQX U.S. tier of the OTC Market Group. If the Common Stock of the Company is neither listed on a national securities exchange nor regularly quoted in an over-the-counter market, the ten largest shareholders of the Company would be personally liable in the event the Company fails to pay for the services described above.

Certain Charter and By-Law Provisions

Certain provisions of the Company's Certificate of Incorporation ("Charter") and By-Laws may impede changes in majority control of the Board of Directors. The Company's Charter and By-Laws provide that the Board of Directors will be divided into two classes of equal size with directors in each class elected for two-year staggered terms. The Charter and By-Laws further provide that directors may be removed prior to the expiration of their terms only for cause and that such removal requires board action or the affirmative vote of the holders of at least two-thirds of the outstanding shares entitled to vote. A director elected to fill a vacancy, however caused, shall be elected only by vote of the Board to hold office for a term expiring at the next meeting of shareholders at which the election of directors is in the regular order of business and until his or her successor has been elected and qualified. The Charter provides that shareholders may alter, repeal or amend the Charter provisions with respect to directors only upon the affirmative vote of at least two-thirds of all outstanding shares entitled to vote thereon.

Limitation on Liability Matters.

The Company has adopted provisions in its Charter that, to the fullest extent provided under New York law, limit the liability of its directors for monetary damages arising from a breach of their fiduciary duties as directors. However, such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission, nor does it limit liability if a judgment or other final adjudication adverse to the director establishes that (i) his or her acts were in bad faith or involved intentional misconduct or a knowing violation of law, or (ii) he or she personally gained in fact a financial profit or other advantage to which he or she was not legally entitled, or (iii) that his or her acts violated Section 719 of the New York Business Corporation Law.

Item 2 Exhibits

Exhibit Number	Description
3 (a)[1]	Certificate of Incorporation of the Company and all amendments thereto
3 (b)[2]	Bylaws of the Company, as amended

1	Incorporated herein by reference to the Company’s Registration Statement No. 333-11913 on Form S-8 filed on February 18, 2004.

2	Incorporated herein by reference to the Company’s Current Report on Form 8-K dated March 7, 2019 and filed with the Securities and Exchange Commission on March 13, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SONO-TEK CORPORATION

By: /s/ Stephen J. Bagley

Stephen J. Bagley

Chief Financial Officer

August 26, 2021